Exhibit 99.1
Riskified Outperforms FY'23 Adjusted EBITDA Guidance by 37% and Ends Year with Positive Free Cash Flow
Provides Initial 2024 Outlook

NEW YORK, March 5, 2024 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and twelve months ended December 31, 2023. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“The fourth quarter marks a significant milestone as we achieved our strongest adjusted EBITDA result in our history. We believe that this is a testament to the strength of our business model and of our ability to execute on our strategic initiatives. I want to thank the entire Riskified team, whose hard work and dedication have been instrumental in realizing these successes. We are excited about the opportunities that lie ahead and remain committed to delivering value to our merchants and shareholders while staying at the forefront of innovation in the industry,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q4 and Full Year 2023 Business Highlights

•Further Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the platform, which in turn deepened our vertical and geographic reach. Our top 10 new logos added during the fourth quarter of 2023 represented five different categories across three geographies.

•Landed New Account in Money Transfer & Remittance Category: During the fourth quarter, we onboarded a multi-billion global money transfer company with a presence in 50 countries. We believe that this category represents an exciting area of potential expansion for Riskified.

•Continued Upsell Activity in Fashion and Luxury Vertical: Key existing customers expanded their contractual relationships with us during the fourth quarter. In particular, we successfully executed upsells with one of our top merchants in our Fashion and Luxury category, and had a successful cross-sell of Policy Protect for a Luxury merchant, who was already using our core Chargeback Guarantee product.

•Execution of Platform Sales Motion: Our fourth quarter was the strongest quarter ever for our Policy Protect product, as over 50% of the Policy Protect deals that we won during the year went live during the quarter, reflecting increasing momentum and merchant acceptance of these products throughout the year.

•Strong Cash Flow Model: We continued to maintain a healthy cash flow model and generated positive free cash flow of $5.9 million for 2023. We believe we are well positioned to continue generating strong cash flow in 2024. We are confident in our ability to manage our cash position and ended the year with $474.8 million of cash, deposits, and investments on the balance sheet, with zero debt.

•Share Repurchase Program Update: On November 20, 2023, we received Israeli court approval to implement our previously announced $75 million share repurchase program. Through February 29, 2024, we have repurchased approximately 7.6 million shares at a total cost of approximately $34 million. We remain committed to repurchasing our shares at what we believe are attractive valuation levels.

•Expanded Chargeback Management System: During the year we further expanded our Dispute Resolve platform to streamline chargeback operations for our merchant teams. The expanded solution leverages deeper gateway and artificial intelligence integrations to auto-compile and format Compelling Evidence submissions for every chargeback, saving merchant teams time and enabling them to dispute more chargebacks.

Q4 and Full Year 2023 Financial Summary
The following table summarizes our consolidated financial results for the three and twelve months ended December 31, 2023 and 2022, in thousands except where indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$35,209	$32,179	$123,106	$105,570
Increase in GMV year over year	9%		17%
Revenue	$84,065	$79,298	$297,610	$261,247
Increase in revenues year over year	6%		14%

Gross profit	$48,515	$41,444	$152,519	$135,097
Gross profit margin	58%	52%	51%	52%

Operating profit (loss)	$(6,564)	$(17,251)	$(76,849)	$(109,348)
Net profit (loss)	$(3,265)	$(12,052)	$(59,035)	$(104,705)

Adjusted EBITDA(1)	$9,713	$(330)	$(8,490)	$(37,076)
Adjusted EBITDA margin(1)	12%	(0)%	(3)%	(14)%
“I am proud of our ability to expand our adjusted EBITDA margin by 1100 bps from the prior period and we expect to see continued margin expansion in 2024 and beyond. We remain committed to driving value for our shareholders by focusing on the operational levers available to us, and by managing the business in a disciplined way,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook:

For the year ending December 31, 2024, we currently expect:

•Revenue between $323 million and $335 million

We anticipate positive Adjusted EBITDA in 2024. For the year ending December 31, 2024, we currently expect:

•Adjusted EBITDA(2) between $10 million and $17 million

(1) GMV is a key performance indicator while Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2024 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, March 5, 2024 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures

This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and non-GAAP measures of liquidity, including Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on August 15, 2023, because such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2024 and expectations as to future Adjusted EBITDA margin expansion, future growth potential in new verticals and new geographies, anticipated benefits of our share repurchase program, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and upsell opportunities, the performance of our products, our management of our cash outflow and leverage, and business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; our ability to successfully establish partnership channels and to integrate with these partners; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, to be filed with the SEC, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified
Riskified empowers businesses to grow ecommerce revenues and profit by mitigating risk. An unrivaled network of merchant brands partner with Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$440,838	$188,670
Restricted cash	—	2,347
Short-term deposits	5,000	287,000
Accounts receivable, net	46,886	37,547
Prepaid expenses and other current assets	10,607	14,371
Short-term investments	28,968	—
Total current assets	532,299	529,935
Property and equipment, net	15,639	18,586
Operating lease right-of-use assets	29,742	35,158
Deferred contract acquisition costs	15,562	14,383
Other assets, noncurrent	8,690	8,922
Total assets	$601,932	$606,984
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,573	$2,110
Accrued compensation and benefits	24,016	24,134
Guarantee obligations	12,719	12,361
Provision for chargebacks, net	12,092	11,980
Operating lease liabilities, current	5,615	6,214
Accrued expenses and other current liabilities	12,796	15,813
Total current liabilities	69,811	72,612
Operating lease liabilities, noncurrent	25,694	31,202
Other liabilities, noncurrent	14,706	8,734
Total liabilities	110,211	112,548
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2023 and 2022; 128,738,857 and 102,084,746 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2023 and 2022; 49,814,864 and 68,945,014 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Treasury shares at cost, 3,038,865 and zero ordinary shares as of December 31, 2023 and 2022, respectively	(13,155)	—
Additional paid-in capital	916,371	848,609
Accumulated other comprehensive profit (loss)	74	(1,639)
Accumulated deficit	(411,569)	(352,534)
Total shareholders’ equity	491,721	494,436
Total liabilities and shareholders’ equity	$601,932	$606,984

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenue	$84,065	$79,298	$297,610	$261,247
Cost of revenue	35,550	37,854	145,091	126,150
Gross profit	48,515	41,444	152,519	135,097
Operating expenses:
Research and development	17,122	18,502	71,577	72,014
Sales and marketing	21,344	21,391	88,441	88,438
General and administrative	16,613	18,802	69,350	83,993
Total operating expenses	55,079	58,695	229,368	244,445
Operating profit (loss)	(6,564)	(17,251)	(76,849)	(109,348)
Interest income (expense), net	5,994	5,064	22,775	10,180
Other income (expense), net	(218)	1,714	837	505
Profit (loss) before income taxes	(788)	(10,473)	(53,237)	(98,663)
Provision for (benefit from) income taxes	2,477	1,579	5,798	6,042
Net profit (loss)	$(3,265)	$(12,052)	$(59,035)	$(104,705)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	3,251	1,158	1,713	(1,815)
Comprehensive profit (loss)	$(14)	$(10,894)	$(57,322)	$(106,520)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.02)	$(0.07)	$(0.33)	$(0.62)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	180,172,629	170,734,172	176,773,398	167,667,374

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(3,265)	$(12,052)	$(59,035)	$(104,705)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	534	(1,684)	(850)	(2,875)
Provision for (benefit from) account receivable allowances	22	(32)	198	3
Depreciation and amortization	896	1,040	3,568	3,607
Amortization of capitalized internal-use software costs	383	296	1,532	667
Amortization of deferred contract costs	2,613	2,107	9,567	7,135
Share-based compensation expense	14,925	15,233	62,410	67,467
Non-cash right-of-use asset changes	1,095	912	4,605	4,211
Changes in accrued interest	934	(3,639)	2,593	(4,613)
Ordinary share warrants issued to a customer	384	384	1,536	1,535
Other	38	44	161	180
Changes in operating assets and liabilities:
Accounts receivable	(15,873)	(6,575)	(9,685)	(1,715)
Deferred contract acquisition costs	(3,700)	(4,699)	(8,893)	(9,707)
Prepaid expenses and other assets	279	(3,028)	(1,618)	4,026
Accounts payable	(29)	(220)	373	1,931
Accrued compensation and benefits	4,093	4,113	(199)	291
Guarantee obligations	3,230	2,594	358	249
Provision for chargebacks, net	1,394	1,269	112	(40)
Operating lease liabilities	(1,086)	(1,624)	(4,580)	(2,609)
Accrued expenses and other liabilities	556	1,463	5,126	8,710
Net cash provided by (used in) operating activities	7,423	(4,098)	7,279	(26,252)
Cash flows from investing activities:
Purchases of short-term deposits	—	(127,997)	(55,000)	(463,750)
Maturities of short-term deposits	10,000	26,750	337,000	261,750
Purchases of investments	—	—	(29,086)	—
Purchases of property and equipment	(281)	(2,713)	(1,355)	(6,126)
Capitalized software development costs	—	(351)	—	(1,886)
Net cash provided by (used in) investing activities	9,719	(104,311)	251,559	(210,012)
Cash flows from financing activities:
Proceeds from exercise of share options	728	1,050	3,841	4,059
Payments of deferred offering costs	—	—	—	(204)
Purchases of treasury shares	(13,155)	—	(13,155)	—
Net cash provided by (used in) financing activities	(12,427)	1,050	(9,314)	3,855
Effects of exchange rates on cash, cash equivalents, and restricted cash	650	945	297	(1,701)
Net increase (decrease) in cash, cash equivalents, and restricted cash	5,365	(106,414)	249,821	(234,110)
Cash, cash equivalents, and restricted cash—beginning of period	435,473	297,431	191,017	425,127
Cash, cash equivalents, and restricted cash—end of period	$440,838	$191,017	$440,838	$191,017

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(3,265)	$(12,052)	$(59,035)	$(104,705)
Provision for (benefit from) income taxes	2,477	1,579	5,798	6,042
Interest (income) expense, net	(5,994)	(5,064)	(22,775)	(10,180)
Other (income) expense, net	218	(1,714)	(837)	(505)
Depreciation and amortization	1,279	1,336	5,100	4,274
Share-based compensation expense	14,925	15,233	62,410	67,467
Payroll taxes related to share-based compensation	73	40	459	219
Litigation-related expenses	—	312	390	312
Adjusted EBITDA	$9,713	$(330)	$(8,490)	$(37,076)
Adjusted EBITDA Margin	12%	(0)%	(3)%	(14)%

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP gross profit	$48,515	$41,444	$152,519	$135,097
Plus: depreciation and amortization	427	359	1,726	880
Plus: share-based compensation expense	196	144	770	621
Plus: payroll taxes related to share-based compensation	3	—	11	4
Non-GAAP gross profit	$49,141	$41,947	$155,026	$136,602
Gross profit margin	58%	52%	51%	52%
Non-GAAP gross profit margin	58%	53%	52%	52%

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP cost of revenue	$35,550	$37,854	$145,091	$126,150
Less: depreciation and amortization	427	359	1,726	880
Less: share-based compensation expense	196	144	770	621
Less: payroll taxes related to share-based compensation	3	—	11	4
Non-GAAP cost of revenue	$34,924	$37,351	$142,584	$124,645

GAAP research and development	$17,122	$18,502	$71,577	$72,014
Less: depreciation and amortization	394	461	1,566	1,581
Less: share-based compensation expense	3,060	2,584	13,152	10,005
Less: payroll taxes related to share-based compensation	1	—	2	—
Non-GAAP research and development	$13,667	$15,457	$56,857	$60,428

GAAP sales and marketing	$21,344	$21,391	$88,441	$88,438
Less: depreciation and amortization	258	282	1,025	1,013
Less: share-based compensation expense	4,706	4,177	19,420	18,253
Less: payroll taxes related to share-based compensation	40	19	248	118
Non-GAAP sales and marketing	$16,340	$16,913	$67,748	$69,054

GAAP general and administrative	$16,613	$18,802	$69,350	$83,993
Less: depreciation and amortization	200	234	783	800
Less: share-based compensation expense	6,963	8,328	29,068	38,588
Less: payroll taxes related to share-based compensation	29	21	198	97
Less: litigation-related expenses	—	312	390	312
Non-GAAP general and administrative	$9,421	$9,907	$38,911	$44,196

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$7,423	$(4,098)	$7,279	$(26,252)
Purchases of property and equipment	(281)	(2,713)	(1,355)	(6,126)
Capitalized software development costs	—	(351)	—	(1,886)
Free Cash Flow	$7,142	$(7,162)	$5,924	$(34,264)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(3,265)	$(12,052)	$(59,035)	$(104,705)
Depreciation and amortization	1,279	1,336	5,100	4,274
Share-based compensation expense	14,925	15,233	62,410	67,467
Payroll taxes related to share-based compensation	73	40	459	219
Litigation related expenses	—	312	390	312
Non-GAAP net profit (loss)	$13,012	$4,869	$9,324	$(32,433)

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	180,172,629	170,734,172	176,773,398	167,667,374
Add: Dilutive Class A and B ordinary share equivalents	5,541,867	8,877,043	7,446,405	—
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	185,714,496	179,611,215	184,219,803	167,667,374

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.02)	$(0.07)	$(0.33)	$(0.62)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.07	$0.03	$0.05	$(0.19)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.07	$0.03	$0.05	$(0.19)